UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2014

QR Energy, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35010	90-0613069
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

5 Houston Center

1401 McKinney Street, Suite 2400

Houston, Texas 77010

(Address of principal executive office) (Zip Code)

(713) 452-2200

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

QR Energy, LP, a Delaware limited partnership (the “Partnership” or “QR Energy”), entered into an Agreement and Plan of Merger dated as of July 23, 2014 (the “Merger Agreement”), by and among the Partnership, QRE GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Breitburn Energy Partners LP, a Delaware limited partnership (“Breitburn”), Breitburn GP LLC, a Delaware limited liability company and the general partner of Breitburn, and Boom Merger Sub, LLC, a Delaware limited liability company and newly formed, wholly owned subsidiary of Breitburn (“Merger Sub”). Upon the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity and as a wholly owned subsidiary of Breitburn. The Merger Agreement was approved by the board of directors of the General Partner on July 23, 2014.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Unit (collectively, the “Common Units”) and Class B Unit (collectively, the “Class B Units”) of the Partnership (as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 22, 2010, as amended by Amendment No. 1 dated October 3, 2011, Amendment No. 2 dated December 12, 2013 and Amendment No. 3 dated March 2, 2014 (the “Partnership Agreement”)) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.9856 Breitburn common units (“Breitburn Units”) (such consideration, the “Unit Consideration”) or, in the case of fractional Breitburn Units, cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) such fractional part of a Breitburn Unit multiplied by (ii) the average closing price for a Breitburn Unit as reported on the NASDAQ (the “NASDAQ”) for the ten consecutive full trading days ending at the close of trading on the closing date of the Merger (the “Closing Date”). In addition, at the Effective Time, each of the Class C Convertible Preferred Units of the Partnership (as set forth in the Partnership Agreement) (the “Class C Units”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to (i) $350 million divided by (ii) the number of Class C Units outstanding immediately prior to the Effective Time. A number of Class B Units issuable upon a change of control of the Partnership equal to (i) 6,748,067, minus (ii) the excess of (A) the number of performance units that vest and are settled in Common Units of the Partnership in connection with the Merger over (B) 383,900 will be issued and treated as outstanding Class B Units and converted into the right to receive the Merger Consideration. In addition, (i) each restricted Common Unit that is outstanding pursuant to the Partnership’s long-term incentive plan will vest upon the Effective Time and be converted into the right to receive the Unit Consideration and (ii) immediately prior to the Effective Time each performance unit granted pursuant to the Partnership’s long-term incentive plan will vest and be settled with respect to the number of Common Units issuable determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the Effective Time, with such resulting Common Units converted at the Effective Time into the right to receive the Unit Consideration.

Pursuant to the terms of the Merger Agreement, Breitburn has agreed, subject to the Breitburn partnership agreement and Delaware law, to increase its monthly distributions to holders of Breitburn Units to at least $0.1733 per unit effective as of the first full calendar month following the Effective Time. Additionally, Breitburn has agreed to increase the size of its general partner’s board of directors by one director and elect as a member an individual mutually agreed to by the Partnership and Breitburn, effective as of the Effective Time.

The merger is expected to be tax free to the Partnership and tax free to the holders of Common Units (except to the extent of cash received in lieu of fractional Breitburn Units or any other actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

The Partnership and Breitburn have each made certain representations and warranties and agreed to certain covenants in the Merger Agreement. Each of the Partnership and Breitburn has agreed, among other things, subject to certain exceptions, to conduct its respective business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time. In addition, the Partnership has agreed not to solicit alternative business combination transactions during such period, and, subject to certain exceptions, not to engage in discussions or negotiations regarding any alternative business combination transactions during such period.

The closing of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the approval of the Merger Agreement by the Partnership’s unitholders; (ii) the registration statement on Form S-4 used to register the Breitburn Units to be issued in the Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iii) the approval for listing on the NASDAQ of the Breitburn Units to be issued in the Merger; (iv) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties; and (v) the delivery of certain tax opinions.

The Merger Agreement contains certain termination rights for both the Partnership and Breitburn, including, among others, if (i) the Merger is not consummated on or before March 31, 2015; (ii) the requisite approval of the Merger Agreement by the unitholders of the Partnership is not obtained; and (iii) the other party breaches a representation, warranty or covenant, and such breach results in the failure of certain closing conditions to be satisfied (a “terminable breach”). The Merger Agreement also provides that (i) the Partnership may terminate the Merger Agreement to enter into a third party’s “superior proposal” (provided that the Partnership pays the Termination Fee (as described below)) and (ii) Breitburn may terminate the Merger Agreement if the board of directors of the General Partner changes its recommendation to Partnership unitholders to approve the Merger Agreement (a “Recommendation Change”).

The Merger Agreement provides for the payment of a termination fee of $64,875,000 (the “Termination Fee”) by the Partnership to Breitburn upon the termination of the Merger Agreement under specified circumstances, including if: (i) (a) prior to the Partnership’s unitholder meeting, a third party proposal has been publicly submitted, publicly proposed or publicly disclosed, (b) thereafter, the Merger Agreement is terminated in accordance with its terms under specified circumstances, and (c) prior to the date that is twelve months after the date of such termination, the Partnership enters into or consummates any definitive agreement related to a third party proposal (except that the amount of such Termination Fee payable by the Partnership will be reduced by the amount of any Expenses (as described below) previously paid to Breitburn by the Partnership); (ii) Breitburn terminates the Merger Agreement due to a Recommendation Change; or (iii) the Partnership terminates the Merger Agreement to enter into a third party’s “superior proposal.” The Merger Agreement also provides that the non-terminating party may be required to pay the other party’s expenses (up to a maximum of $16,425,000) (the “Expenses”) if either party terminates the Merger Agreement due to a terminable breach by the other party.

Transaction, Voting and Support Agreement

Simultaneously with the execution of the Merger Agreement, Breitburn has entered into a Transaction, Voting and Support Agreement (the “Voting Agreement”) dated as of July 23, 2014 with Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC (collectively, the “Fund Unitholders”), and each of QR Holdings (QRE), LLC and QR Energy Holdings, LLC (collectively, the “Management Unitholders” and together with the Fund Unitholders, the “Holders”). Pursuant to the Voting Agreement, the Holders agreed to vote all Common Units, Class B Units and Class C Units (collectively, the “Partnership Units”) owned by the Holders in favor of the Merger and the adoption of the Merger Agreement at any meeting of the Partnership’s unitholders called for such purpose and against any alternative proposal or any proposal made in opposition to adoption of the Merger Agreement, without regard to the terms of the alternative proposal. If at any time prior to the Expiration Date there occurs a Recommendation Change, then the foregoing obligation of the Holders will be extinguished. The foregoing obligations will terminate upon the earliest to occur of (a) the consummation of the Merger and (b) the termination of the Merger Agreement in accordance with its terms (the “Expiration Date”).

Among other things, the Holders further agreed (i) not to initiate, solicit or knowingly encourage any third person to make a third party proposal or to assist any third person in connection therewith, (ii) not to sell, transfer or dispose of the Partnership Units owned by the Holders at any time prior to the Expiration Date, (iii) that any additional units in the Partnership acquired by the Holders after the execution of the Voting Agreement would be subject to the Voting Agreement and (iv) for 120 days after the Closing Date, not to sell, transfer or dispose of any Breitburn Units received as Unit Consideration.

The Voting Agreement also provides that, if the Partnership is obligated to pay Breitburn a Termination Fee pursuant to the Merger Agreement (other than in certain circumstances not involving an alternative transaction), then each Fund Unitholder must pay Breitburn an amount equal to the lesser of (i) 2% of the equity value of the alternative transaction multiplied by such Fund Unitholder’s pro rata share of the total consideration payable to all Fund Unitholders in such alternative transaction and (ii) the aggregate excess consideration to be received by the Fund Unitholder as a result of the alternative transaction as compared to the consideration to be received by such Fund Unitholder as a result of the Merger.

Additionally, the Voting Agreement prohibits, during the one-year period following the Effective Time, (i) the Holders and their respective affiliates and representatives from soliciting or hiring, anywhere in North America, certain persons who commence employment with Breitburn or one of its affiliates, effective as of the Effective Time, and (ii) Breitburn from soliciting or hiring, anywhere in North America, any person employed, as of immediately following the closing of the Merger, by or on behalf of the Holders or their respective affiliates.

The Voting Agreement also provides that, as of the Closing Date, the Fund Unitholders will terminate certain related party agreements, which includes (i) the Services Agreement by and among the Partnership, the General Partner, QRE Operating, LLC and Quantum Resources Management, LLC dated December 22, 2010, (ii) the Omnibus Agreement by and among the Partnership, General Partner, the Fund Unitholders, QA Holdings, LP and QA Global GP, LLC, dated December 22, 2010 and (iii) the Stakeholders’Agreement by and among the Partnerhship and Fund Unitholders, dated as of September 29, 2010.

In addition to terminating certain related agreements, the Voting Agreement provides that the Management Unitholders will cause Quantum Resources Management, LLC to assign to the Partnership its office lease with Wells REIT II-5 Houston Center, L.P., dated as of November 29, 2010. To ensure an orderly transition of the business of the Partnership and its subsidiaries to Breitburn, the Fund Unitholders also agreed to enter into a Transition Services Agreement.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement, Breitburn and the Holders entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of July 23, 2014 and effective as of the Closing Date. Among other things, pursuant to the Registration Rights Agreement, (i) no later than the 90th day following the Closing Date, Breitburn will file a shelf registration statement with the SEC to permit the public resale of the Breitburn Units received by the Holders as Unit Consideration, (ii) the Holders will have the right to participate in future underwritten public offerings of Breitburn Units and (iii) to initiate an underwritten offering of the Breitburn Units received by the Holders as Unit Consideration, subject to certain conditions.

Waiver of Issuance of Contingent Class B Units

Simultaneously with the execution of the Merger Agreement, the Partnership entered into letter agreements (the “Waiver Agreements”) with each of the Management Unitholders, each of which provides for the waiver by the respective Management Unitholder of its right to receive a portion of the Class B Units to which it would otherwise be entitled as a result of the immediate vesting of certain Contingent Class B Units upon a Change of Control (as defined in the Partnership Agreement).

Class C Agreement

Simultaneously with the execution of the Merger Agreement, the Partnership entered into an agreement (the “Class C Agreement”) with the Fund Unitholders which provides that, until the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms, each Fund Unitholder will not convert the Class C Units held by such Fund Unitholder into Common Units pursuant to such Fund Unitholder’s conversion rights under Section 5.12(b)(vii) of the Partnership Agreement. In addition, each Fund Unitholder agreed not to sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of any Class C Units.

The foregoing descriptions of the Merger Agreement, Voting Agreement, Waiver Agreements, Class C Agreement and Registration Rights Agreement are qualified in their entirety by reference to the Merger Agreement, Voting Agreement, Waiver Agreements, Class C Agreement and Registration Rights Agreement filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5 and 4.1 hereto, respectively, and incorporated herein by reference.

Additional Information about the Proposed Transactions

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of the Partnership. Each of Breitburn and the Partnership also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and the Partnership with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting the Partnership Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and the Partnership and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about the Partnership’s directors and executive officers is available in the Partnership’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or the Partnership using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 8-K contains statements that Breitburn and the Partnership believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and the Partnership and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this Current Report on Form 8-K, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will occur, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, the Partnership or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and the Partnership’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or the Partnership; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and the Partnership’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and the Partnership assume no obligation, and disclaim any duty, to update the forward-looking statements in this Current Report on Form 8-K to reflect subsequent events or circumstances.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1*	Agreement and Plan of Merger by and among Breitburn Energy Partners LP, Breitburn GP LLC, Boom Merger Sub, LLC, QR Energy, LP and QRE GP, LLC, dated as of July 23, 2014.

2.2*	Transaction, Voting and Support Agreement by and among Breitburn Energy Partners LP, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, Black Diamond Resources, LLC, QR Holdings (QRE), LLC and QR Energy Holdings, LLC, dated as of July 23, 2014.

2.3*	Letter Agreement Regarding the Waiver of Issuance of Contingent Class B Units by and among QR Holdings (QRE), LLC and QR Energy, LP.

2.4*	Letter Agreement Regarding the Waiver of Issuance of Contingent Class B Units by and among QR Energy Holdings, LLC and QR Energy, LP.

2.5*	Class C Agreement by and among QR Energy, LP, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC, dated as of July 23, 2014.

4.1	Registration Rights Agreement by and among Breitburn Energy Partners LP, QR Holdings (QRE), LLC, QR Energy Holdings, LLC, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC, dated as of July 23, 2014.

* Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QR Energy, LP

By:	QRE GP, LLC, its general partner

By:	/s/ Gregory S. Roden
Name: Gregory S. Roden
Title: Senior Vice President & General Counsel

Dated: July 29, 2014

Exhibit Index

(d)	Exhibits

2.1*	Agreement and Plan of Merger by and among Breitburn Energy Partners LP, Breitburn GP LLC, Boom Merger Sub, LLC, QR Energy, LP and QRE GP, LLC, dated as of July 23, 2014.

2.2*	Transaction, Voting and Support Agreement by and among Breitburn Energy Partners LP, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, Black Diamond Resources, LLC, QR Holdings (QRE), LLC and QR Energy Holdings, LLC, dated as of July 23, 2014.

2.3*	Letter Agreement Regarding the Waiver of Issuance of Contingent Class B Units by and among QR Holdings (QRE), LLC and QR Energy, LP.

2.4*	Letter Agreement Regarding the Waiver of Issuance of Contingent Class B Units by and among QR Energy Holdings, LLC and QR Energy, LP.

2.5*	Class C Agreement by and among QR Energy, LP, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC, dated as of July 23, 2014.

4.1	Registration Rights Agreement by and among Breitburn Energy Partners LP, QR Holdings (QRE), LLC, QR Energy Holdings, LLC, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC, dated as of July 23, 2014.

* Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.